UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

February 17, 2014 – 02:00 pm CET

DELHAIZE GROUP STRENGTHENS ITS COMMITMENT

TO RESPONSIBLE PALM OIL

Delhaize Group commits to sourcing traceable, deforestation-free palm oil

BRUSSELS, BELGIUM, February 17, 2014 – Delhaize Group today announces an updated policy on Responsible Palm Oil Sourcing that outlines our commitment to source only traceable, No-Deforestation palm oil. Building upon the work we began in 2012 to increase the transparency in the sourcing of the palm oil used in private brand products, we have updated our policy to reflect our new goals. We are working to ensure that by 2020, all the palm oil we source for our private brand products is 100% traceable and deforestation-free, and we plan to reach 80% by 2018.

Acting as a responsible company is one of the key elements of Delhaize Group’s strategy. We recognize the impact of deforestation on climate change, habitats, and forest communities. Our updated policy includes the commitment to protecting peatlands, High Carbon Stock (HCS) forests and High Conservation Value (HCV) areas, including wildlife habitats. It will also respect the free, prior and informed consent of indigenous and local communities in the development of new plantations.

Our updated commitment comes after a year and a half of building knowledge of our palm oil sourcing, with the help of the global non-profit organization, The Forest Trust (TFT). It aligns with our 2020 Supergood strategy and our commitment as a board member of the Consumer Goods Forum to achieve zero net deforestation by 2020.

It is important that our customers have the confidence that the palm oil used in our products has been responsibly sourced from known and verified sources that do not contribute to deforestation. We will be working to achieve our aims in an open and transparent manner, producing annual reports on our progress.

“We are pleased with our progress to date in increasing the visibility and transparency of palm oil in our private brand products and are happy that, with added knowledge about our supply chain, we can accelerate our commitment to responsibly sourcing 80% of our palm oil by 2018,” said Megan Hellstedt, Delhaize Group Vice President of Sustainability. “Reaching this commitment, however, will take collaborative effort across the palm oil supply chain. We look forward to continued engagement with our suppliers, other retailers, NGOs, and palm oil producers in the transformation to responsibly-sourced palm oil.”

TFT Director Bastien Sachet believes Delhaize Group’s plans take great courage: “There are no ready-made solutions out there for the retail industry when it comes to successfully verifying traceable No-Deforestation palm oil supplies, but the commitment shown by Delhaize Group will be a big driver for innovation and solutions.”

As a member of the Roundtable for Sustainable Palm Oil (RSPO), Delhaize Group is also maintaining its current commitment to have 100% of the palm oil we use in our private brand products adhere to the RSPO guidelines by the end of 2015. The company is on track to meet this commitment through a mix of GreenPalm Certificates, Mass Balance, and Segregated certified palm oil. After 2015, we will move to Mass Balance and Segregated certified palm oil for our key product categories.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in nine countries on three continents. At the end of 2013, Delhaize Group’s sales network consisted of 3 534 stores. In 2013, Delhaize Group posted €21.1 billion ($28.0 billion) in revenues, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website

http://www.delhaizegroup.com. Questions can be sent to media@delhaizegroup.com.

» Contacts

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	February 28, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President